Exhibit 8

FF TOP HOLDING, LLC

Faraday Future Intelligent Electric Inc.
c/o Faraday & Future
18455 S. Figueroa Street
Los Angeles, CA 90248
Attention: Board of Directors and Acting General Counsel
Email: Brian.Fritz@ff.com; sswenson88@gmail.com; scott@vogelpartners.com; rch0004@gmail.com; edwin.goh.wg07@gmail.com; jordan@benchmarkrealestate.com; Matthias.aydt@ff.com; bobqingyy@gmail.com; Carsten.breitfeld@ff.com

June 23, 2022

Via Email & Courier

RE: Notice of Nomination of Replacement FF Top Designee

Reference is made to (i) the Shareholder Agreement, dated July 21, 2021 (the “Shareholder Agreement”), by and between Faraday Future Intelligent Electric Inc. (the “Company”) and FF Top Holding LLC (“FF Top”) and (ii) the Notice of Removal of FF Top Designee (the “Removal Notice”) delivered by FF Top to the Company on June 22, 2022.  Capitalized terms used herein but not otherwise defined shall have their respective meanings set forth in the Shareholder Agreement.

As you are aware, FF Top has pursuant to the Removal Notice exercised its right to remove Mr. Brian Krolicki (the “Removed Person”)  from the board of directors of the Company (the “Board”).

 Section 2.1(c) of the Shareholder Agreement requires, among other things, that “[i]n the event that a vacancy is created at any time by the…removal…of any FF Top Designee or for any other reason, any individual nominated by or at the direction of the Board or the Nominating and Corporate Governance Committee to fill such vacancy shall be, and the Company shall use its reasonable best efforts to cause such vacancy to be filled, as soon as possible, by a new nominee of FF Top who qualifies as an FF Top Designee, and the Company shall use its reasonable best efforts to take or cause to be taken, to the fullest extent permitted by Law, at any time and from time to time,  all Necessary Actions to accomplish the same.”

Pursuant to Section 2.1(c) of the Shareholder Agreement, FF Top hereby nominates Ms. Li Han (the “Nominee”) to the Board as replacement FF Top Designee for the Removed Person.  Enclosed herewith is a director questionnaire, in the form provided by the Company to its officers and directors earlier this year, that has been duly completed by the Nominee and reflects that the Nominee is “independent” under applicable Nasdaq rules.

FF Top expects the Board to promptly fulfill its obligations in respect of this matter, including by promptly (and in any event no later than noon, Pacific time, on June 27, 2022) appointing the Nominee to the Board (and disclosing such appointment under Item 5.02 of Form 8-K within four business days of the date of such appointment).

Should the Company fail to so act, FF Top will take further action to enforce its rights.

(Remainder of page intentionally left blank.)

Sincerely,

FF Top Holding LLC

By:	FF Peak Holding LLC, its sole member

	By:	Pacific Technology Holding LLC, its sole member

		By:	FF Global Partners LLC, its managing member

			By:	/s/ Jay Sheng
			Name:	Jay Sheng
			Title:	Authorized Person

cc:	Sidley Austin LLP
1999 Avenue of the Stars, 17th Floor
Attention: Vijay S. Sekhon, Esq.
E-mail: vsekhon@sidley.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Robert W. Allen
E-mail: bob.allen@kirkland.com